December 16, 2021

Via Edgar

Division of Corporation Finance

Office of Energy Transportation

100 F Street, NE

Washington DC 20549

Attention: Mr. Timothy S. Levenberg

Re: Broad Capital Acquisition Corp

Form S-1, Amendment No. 4

Filed December 3, 2021

File No. 333-258943

Dear Ladies and Gentlemen,

On behalf of Broad Capital Acquisition Corp (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated December 14, 2021, with respect to the above-referenced registration statement on Form S-1 filed on December 3, 2021 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of Class A common stock of the Company. The response set forth below is based upon information provided to Rimon P.C. For convenience, we have included the specific comment and heading used in the Comment Letter. On behalf of the Company, we advise you as follows:

Amendment No. 4 to Registration Statement on Form S-1 General

1. We note your revised disclosures throughout stating that you “will not pursue a business combination with a target company based in or headquartered in China, Hong Kong or Macau nor will [you] consummate a business combination with any such entity” in response to our prior comment. However, we also note that you have removed disclosures stating that you will not consummate a business combination with an entity with “principal business operations in China, Hong Kong or Macau.” Revise to clarify whether you intend on consummating a business combination with an entity with principal business operations in China, Hong Kong or Macau, and describe the associated risks if such a combination remains a possibility.

Response: In response to the Staff’s comments, we amended the S-1 in an effort to emphasize ever more that we will not consummate a business combination with an entity with business operations in China, Hong Kong or Macau. Further, we underscored our intent not to consummate a business combination with an entity with business operations in China, Hong Kong or Macau by adding corresponding language to Exhibit 3.2 to our Registration Statement (i.e., the Form of Amended and Restated Certificate of Incorporation) to be filed contemporaneously with our initial public offering.

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Thank you very much in advance for your time and attention to this letter. Please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C. with any questions or comments regarding this letter.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.
Enclosure